June 13, 2024

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	YS RE RAF I LLC Post-Qualification Amendment to Offering Statement on Form 1-A

Filed June 12, 2024
File No. 024-11755

To Whom It May Concern:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, YS RE RAF I LLC hereby requests acceleration of the qualification date of the above-referenced YS RE RAF I LLC Post-Qualification Amendment to Offering Statement on Form 1-A to 5:00 p.m., Eastern Time, on June 17, 2024, or as soon thereafter as is practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact our counsel Brian S. Korn, Esq., of Manatt, Phelps & Phillips, LLP at (212) 790-4510.

Sincerely,

YS RE RAF I LLC

By: Yieldstreet Management, LLC, its manager

By:	/s/ Ivor Wolk
Name: Ivor Wolk
Title: General Counsel

cc:	Michael Weisz, Chief Executive Officer of Yieldstreet Management, LLC
Brian S. Korn, Esq., Manatt, Phelps & Phillips, LLP